UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Executive Officer / CFO

April 28, 2010

To whom it may concern:

Company Name:	Mizuho Securities, Co., Ltd.
Representative:	Keisuke Yokoo, President & CEO
Code Number:	8606 (TSE, OSE, NSE: 1st Sec.)
Contact:	Corporate Communications Department
(TEL. 03-5208-2030)

Parent Company:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto, President & CEO
Code Number:	8411 (TSE, OSE: 1st Sec.)

Differences in Earnings Results for the Fiscal Year Ended March 31, 2010

Compared to the Previous Fiscal Year

Mizuho Securities Co., Ltd. (“Mizuho Securities”) hereby announces differences in its earnings results for the fiscal year ended March 31, 2010 (April 1, 2009 to March 31, 2010) compared to the previous fiscal year (April 1, 2008 to March 31, 2009).

1.	Differences in Earnings Results

(1) Non-Consolidated

(Millions of yen)

	Operating Revenues	Operating Income/(Losses)	Ordinary Income/(Losses)	Net Income/(Losses)
Fiscal Year 2009 (A)	216,979	20,967	22,998	18,195
Fiscal Year 2008 (B)	99,960	(17,002)	(14,490)	(13,130)
Difference (C) = (A) - (B)	117,018	37,970	37,489	31,325
Difference (%) (C) / (B)	117.1%	—	—	—

(2) Consolidated

(Millions of yen)

	Operating Revenues	Operating Income/(Losses)	Ordinary Income/(Losses)	Net Income/(Losses)
Fiscal Year 2009 (A)	312,161	30,887	33,073	127,064
Fiscal Year 2008 (B)	107,080	(15,861)	(14,219)	(13,468)
Difference (C) = (A) - (B)	205,081	46,749	47,292	140,533
Difference (%) (C) / (B)	191.5%	—	—	—

Notes:

1.	Amounts less than one million yen are rounded down
2.	The results for the fiscal year ended March 31, 2009 are the results for the former Shinko Securities Co., Ltd.

2.	Major Differences Factors

The current Mizuho Securities was formed on May 7, 2009 through the merger of the former Mizuho Securities and the former Shinko Securities. The maximization of merger synergies by the new entity during the fiscal year ended March 31, 2010 led to an increase in commission and fee income in areas such as equity and bond underwriting, investment trust-related distributions, and investment banking businesses. An increase in gains from bond trading also contributed to the large increase in operating and ordinary income on a year-on-year basis. In addition, consolidated net income rose significantly due primarily to gains received from negative goodwill associated with the merger, which is recognized as extraordinary profit.